UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PRB Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

693535106

(CUSIP Number)

Robert W. Wright

1875 Lawrence Street, Ste 450
Denver, CO 80202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693535106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Wright

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 977,410(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 977,410(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,060,910(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2%

14.	Type of Reporting Person (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 43,125 shares underlying options to exercise common stock which are exercisable within 60 days hereof and 14,285 shares underlying convertible debt which are convertible within 60 days hereof.

(2) Includes 83,500 shares held by spouse.

This  Amendment  No. 2 to Schedule 13D  amends the following sections of Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange  Commission on May 6, 2005. This Amendment No. 2 is filed to reflect a decrease in the percentage of common stock beneficially owned by Robert W. Wright due to the dilutive effect of PRB Energy, Inc.’s  issuance of 1,250,000 shares of common stock  in a private placement on December 26, 2006.

Item 1 — Security and Issuer

Item 1 is hereby replaced with the following:

This Schedule 13D relates to the common stock, $.001 par value per share (the “Common Stock”), of PRB Energy, Inc. (the “Company”). The principal executive offices of the Company are located at 1875 Lawrence Street, Ste 450, Denver, CO 80202.

Item 2 — Identity and Background

Item 2 is hereby amended by replacing sections (b) and (c) with the following:

(b)           1875 Lawrence Street, Ste 450, Denver, CO 80202.

(c)           Robert W. Wright is the Chief Executive Officer of PRB Energy, Inc.

Item 5 — Interest in Securities of the Issuer

Item 5 is hereby amended by replacing sections (a), (b) and (c) with the following:

(a) Robert W. Wright beneficially owns 1,060,910 shares of Common Stock, including 83,500 shares owned by his wife personally and through her IRA, options to exercise 43,125 shares which are exercisable within 60 days hereof and 14,285 shares underlying convertible debt which are convertible within 60 days hereof, which constitutes 12.2% of the outstanding shares of Common Stock based on Common Stock outstanding as of December 31, 2006.

(b) Robert W. Wright has sole power to vote or direct the vote of 977,410 shares of Common Stock, and sole power to dispose or direct the disposition of 977,410 shares of Common Stock.

(c) On January 16, 2007, Robert W. Wright purchased on the American Stock Exchange 3,000 shares of Common Stock for $2.80 per share and 1,700 shares of Common Stock for $2.81 per share. On January 17, 2007, Mr. Wright purchased on the American Stock Exchange 5,000 shares of Common Stock for $3.0776 per share. On January 18, 2007, Mr. Wright purchased on the American Stock Exchange 3,200 shares of Common Stock for $2.90 per share,  1,000 shares of Common Stock for $2.88 per share, 1,800 shares of Common Stock for $2.89 per share and 2,000 shares of Common Stock for $2.94 per share. On January 19, 2007, Mr. Wright purchased on the American Stock Exchange 5,400 shares of Common Stock for $2.99 per share,  300 shares of Common Stock for $3.00 per share, 600 shares of Common Stock for $2.98 per share and 700 shares of Common Stock for $2.97 per share. Such purchases are reflected in sections (a) and (b) above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2007
(Date)

/s/ Robert W. Wright
(Signature)

Robert W. Wright
(Name/Title)